REMARK ENTERPRISES, INC.

February 2, 2009

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:             Russell Mancuso, Branch Chief

RE:	REMARK ENTERPRISES, INC.
Registration Statement on Form 10-SB, Amendment No. 2; Filed January 21, 2008
File No. 000-53514

Dear Ladies and Gentlemen:

In connection with our response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated January 28, 2009, regarding REMARK ENTERPRISES, INC.'s (the "Company") Form 10-SB, Amendment No. 2.  I hereby acknowledge that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact Stephen J. Czarnik at (212) 232-8323 with any questions or comments.  I thank you for your attention to this matter.

With kind regards,

/s/
Mr. Lawrence Rothberg
President and Director